February 20, 2020

Brandon T. O'Brien
Chief Financial Officer
CorVel Corporation
2010 Main Street, Suite 600
Irvine, California 92614

       Re: CorVel Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 7, 2019
           Form 10-Q for the Quarterly Period Ended December 31, 2019 Filed February 7, 2020
           File No. 000-19291

Dear Mr. O'Brien:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Notes to Consolidated Financial Statements
Note 2: Revenue Recognition
Contract Balances, page 54

1. In the second table in this section you disclose that you recognized $16,372,000 of revenue in fiscal 2019 from the beginning of the period. Please address the following:
        Tell us how you could recognize $16,372,000 of revenue from the beginning of the period when your deferred revenue at that time was only $15,316,000. Tell us how your disclosure complies with the guidance in ASC
606-10-50-8b.
        Tell us whether the difference in the first bullet above relates to a cumulative catch-
           up adjustment or to a change in transaction price and, if so, your consideration for disclosing this information under ASC 606-10-50-10b or 50-12A, respectively.
 Brandon T. O'Brien
FirstName LastNameBrandon T. O'Brien
CorVel Corporation
Comapany NameCorVel Corporation
February 20, 2020
Page 2
February 20, 2020 Page 2
FirstName LastName
Remaining Performance Obligations, page 54

2. You disclose that your remaining performance obligations of $34.7 million at March 31,
         2019 consist of your deferred revenues as well as certain unbilled receivables that are considered contract assets. As by definition, contract assets represent the right to consideration in exchange for goods or services already transferred to a customer, please tell us how your "certain unbilled receivables" can relate to remaining incomplete performance obligations at any given time. In your response describe for us which unbilled receivables are included in your remaining performance obligations.
Form 10-Q for the Quarterly Period Ended December 31, 2019

Item 1A - Risk Factors
"A cybersecurity attack or other disruption to our information technology systems...", page 27

3. We note that you have greatly expanded this risk factor from that provided on page 17 of your 2019 Form 10-K and that you specifically removed the statement that cybersecurity breaches through the date of your Form 10-K filing did not have a material impact on your business while acknowledging that you have experienced and are continually at risk of cybersecurity attacks and incidents. We also note that you "have invested in and continue to expend significant resources on information technology and data security tools, measures, processes, initiatives, policies and employee training designed to protect our information technology systems, as well as the personal, confidential or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyber-attack or data security incident" and "there can be no assurance that the security measures we employ will effectively prevent cybersecurity breaches or otherwise prevent unauthorized persons from obtaining access to our systems and information." In light of the security incident in July 2019 that appears to have resulted in continuing impacts to both your revenue and costs at least through December 31, 2019, it appears that cybersecurity risk may be material to your business. Please provide us the following:
           Tell us the nature of your July 2019 security incident. In your response, tell us:
                 o  The systems breached;
                 o  How they were breached;
                 o  The actions you took to cure the breach;
                 o The impact on revenue related to the breach in each of your second and third quarters of fiscal 2020;
                 o The costs incurred during each of your second and third quarters of fiscal 2020 to cure the breach; and
                 o The actions and costs incurred to prevent similar breaches in the future.
           Tell us your consideration for disclosing the information requested above in your filings. In your response tell us why you addressed the security breach in your prepared remarks of your earnings conference calls for each of your quarterly earnings conference calls for fiscal 2020 but do not provide any specific disclosures
 Brandon T. O'Brien
CorVel Corporation
February 20, 2020
Page 3
             in the related Forms 10-Q. If you believe the impact of this incident is not material, tell us why you removed the related statement from your risk factor disclosure.
           On page 19 you attribute your increase in general and administrative expenses primarily to an increase in legal costs. Tell us the nature of these legal costs and whether they relate to this security breach. In any regard, represent to us that you will disclose the underlying cause for the increase in legal costs in your upcoming Form
             10-K.
           Tell us how you considered the potential impact of operational risks on your controls testing and your evaluation of disclosure controls and procedures. Refer to Corporation Finance Disclosure Guidance Topic No. 2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 if you have any questions.



FirstName LastNameBrandon T. O'Brien                            Sincerely,
Comapany NameCorVel Corporation
                                                                Division of
Corporation Finance
February 20, 2020 Page 3                                        Office of
Finance
FirstName LastName